Exhibit 99.1

To the shareholders of

NLS Pharmaceutics Ltd., Zurich, Switzerland

Zurich, June 6, 2025

Invitation to the Ordinary Shareholders’ Meeting of NLS Pharmaceutics Ltd., Zurich, Switzerland

Dear Shareholder,

The board of directors of NLS Pharmaceutics Ltd. (the “Board of Directors”), with registered office at The Circle 6, 8058 Zurich, Switzerland (the “Company”) is pleased to invite you to the ordinary shareholders’ meeting of the Company. The shareholders’ meeting will be held as follows:

-	Date:	June 30, 2025

-	Doors open:	15:45 (CEST)

-	Meeting time:	16:00 (CEST)

-	Place:	At the premises of Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, Switzerland

The agenda items to be voted on, the voting instructions and the appendices mentioned herein are provided below:

The agenda items and proposals of the Board of Directors are as follows:

1.	Election of the independent proxy

Explanation: The Board of Directors is of the opinion that the current independent proxy should be re-elected. KBT Treuhand AG is independent and well acquainted with the procedures of acting as an independent proxy. Nothing has come to the attention of the Board of Directors that the performance of the independent proxy in the past year has not been satisfactory. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal: The Board of Directors proposes to elect KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland, as independent proxy until the next annual ordinary shareholders’ meeting.

2.	Approval of the statutory financial statements of the Company for the business year 2024

Explanation: In the opinion of the Board of Directors the statutory financial statements have been prepared in compliance with the applicable accounting standards and the Swiss Code of Obligations, as applicable. The financial statement were further audited by the Company’s auditors and opined upon without qualifications. Further, the Board of Directors is of the opinion that there are no specific facts included in the statutory financial statements that would warrant a specific and separate discussion. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below. The financial statements 2024 are available for inspection from 6 June 2025 at the Company’s registered office. Further, electronic copies are available on the Company’s website.

Proposal: The Board of Directors proposes the approval of the statutory financial statements of the Company for the business year 2024.

3.	Advisory Vote Compensation Report 2024

Explanation: The Board of Directors is of the opinion that the compensation report has been prepared in compliance with the Swiss Code of Obligations, as applicable, and in compliance with the applicable requirements on the compensations awarded. The compensation report was audited by the Company’s auditors and opined upon without qualifications. Further, the Board of Directors is of the opinion that there are no specific facts included in the compensation report that would warrant a specific and separate discussion. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below. The compensation report 2024 is available for inspection from 6 June 2025 at the Company’s registered office. Further, electronic copies are available on the Company’s website.

Proposal: The Board of Directors proposes, based on an advisory vote, the approval of the compensation report for the business year 2024.

4.	Appropriation of the Balance Sheet Results 2024

Explanation: The Company had an operating loss during the financial year 2024 and an accumulated loss as of 31 December 2024 of CHF -16,071,618. There are no available earnings to distribute and any such distribution would not be in line with the Company’s purpose and goals. Therefore, the board of directors proposes to carry forward the accumulated loss as of 31 December 2024 to the new financial year.

Proposal: The Board of Directors proposes that the shareholders approve that the net loss of CHF -16,071,618 for the business year 2024 is added to the loss brought forward of CHF -36,155,056 resulting in a new balance of loss brought forward of CHF -52,226,674.

5.	Discharge of the Members of the Board of Directors and the Executive Management

Explanation: The Board of Directors is of the opinion that the performance of each member of the board of directors, each member of the executive management, as well as all other persons involved in the management of the Company during the financial year 2024 warrant the granting of the discharge by the shareholders for the same time period. Nothing has come to the attention of the board of di-rectors, that would reasonably lead to a different conclusion. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal: The Board of Directors proposes that the shareholders grant discharge to each member of the Board of Directors and of the Executive Management from liabilities for their activities for the business year 2024.

6.	Re-election of the members of the Board of Directors

Explanation: The Board of Directors took note of the resignation of Audrey Greenberg from the Board of Directors. Audrey Greenberg accordingly does not stand for re-election. Even with this resignation, the Board of Directors deems the current composition of the board of directors to be well suited to the Company’s needs and that it allows an efficient and well-rounded cooperation within the board of directors. Furthermore, all current members of the board of directors other than Audrey Greenberg stand for re-election and no new members of the board of directors have been proposed or requested in the past year. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal: The Board of Directors proposes (i) to re-elect Ronald Hafner as Chairman of the Board of Directors and (ii) to individually re-elect Alexander Zwyer, Gian-Marco Rinaldi Diaz de la Cruz, Florence Allouche and Samuel Olivier as members of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting.

7.	Re-election of the members of the Compensation, Nomination and Governance Committee

Explanation: The Board of Directors believes the current compensation committee to be well suited to the Company’s needs. As the current sole member of the compensation committee stands for re-election, the board of directors believes that another year with the current compensation committee would be in the best interest of the Company. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal: The Board of Directors proposes that Ronald Hafner and Gian-Marco Rinaldi Diaz de la Cruz shall be re-elected as members of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

8.	Election of the Auditor

Explanation: The Board of Directors is of the opinion that the current auditors should be re-elected. Avanta Audit AG is independent and well acquainted with the tasks and procedures of acting as statutory auditors. Nothing has come to the attention of the Board of Directors that the performance of the auditors in the past year has not been satisfactory. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal:

The Board of Directors proposes to re-elect Avanta Audit AG, Baar, as auditor of the Company for a term of office lasting until the next annual ordinary shareholder’s meeting.

9.	Approval of the maximum aggregate amount of the fixed compensation of the Board of Directors for the following term of office

Explanation: The Board of Directors, based on the recommendations of the compensation committee, believes that the fixed remuneration for the members of the Board of Directors as proposed is appropriate in light of the work expected to be provided by the members of the Board of Directors and is further in line with the principles of remuneration set out in the Company’s articles of association. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal:

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 200,000 (cash base compensation including all applicable social security contributions) for the fixed compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders’ meeting.

10.	Approval of the maximum aggregate amount of the equity compensation of the Board of Directors for the following term of office

Explanation: The Board of Directors, based on the recommendations of the compensation committee, believes that the equity compensation for the members of the Board of Directors as proposed is appropriate in light of the work expected to be provided by the members of the Board of Directors and is further in line with the principles of remuneration set out in the Company’s articles of association. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal:

The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 220,000 (equity or equity linked instruments including all applicable social security contributions) for the compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders’ meeting.

11.	Approval of the maximum aggregate amount of the fixed compensation of the Executive Management for the financial year 2026

Explanation: The Board of Directors, based on the recommendations of the compensation committee, believes that the fixed compensation for the Executive Management as proposed is appropriate in light of the work expected to be provided by the members of the Executive Management and is further in line with the principles of remuneration set out in the Company’s articles of association. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal:

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 444,000 (cash compensation including all applicable social security contributions) for the fixed compensation of the members of the Executive Management for the financial year 2026.

12.	Approval of the maximum aggregate amount of the variable compensation of the Executive Management for the financial year 2026

Explanation: The Board of Directors, based on the recommendations of the compensation committee, believes that the variable compensation for the Executive Management as proposed is appropriate in light of the work expected to be provided by the members of the Executive Management and is further in line with the principles of remuneration set out in the Company’s articles of association. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal:

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 2,026,000 (cash compensation including all applicable social security contributions) for the variable compensation of the members of the Executive Management for the financial year 2026.

13.	Approval of the maximum aggregate amount of the equity compensation of the Executive Management for the financial year 2026

Explanation: The Board of Directors, based on the recommendations of the compensation committee, believes that the equity compensation for the Executive Management as proposed is appropriate in light of the work expected to be provided by the members of the Executive Management and is further in line with the principles of remuneration set out in the Company’s articles of association. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal:

The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 991,000 (equity or equity linked instruments including all applicable social security contributions) for the members of the Executive Management for the financial year 2026.

14.	Ordinary Capital Increase re Additional Financing A

Explanation: The Company entered into a securities purchase agreement dated December 4, 2024 (the “PIPE SPA”), with a certain accredited investor. Pursuant to the terms of the PIPE SPA, to obtain shareholder approval to authorize and subsequently reserve 10,000,000 registered common shares to enable the accredited investor to make additional investments in the Company. The Company intends to divide the approval of this investment into multiple agenda items (agenda items 14 – 18). It is understood that if the nominal value per share approved by the shareholders under agenda item 1 differs from the nominal value proposed below (agenda items 14 – 18), the Board of Directors may proceed with this agenda item using the nominal value resolved under agenda item 1, while ensuring that the maximum number of shares to be issued remains unchanged.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 60,000 (i.e., via the issuance of a maximum of 2,000,000 fully paid-in registered common shares in the Company with a nominal value of CHF 0.03 each (the “Additional A Common Shares”)) and to issue these Additional A Common Shares at the following terms:

1. Total nominal value of the capital increase:	a maximum of CHF 60,000
2. Amount to pay in:	a maximum of CHF 60,000 (i.e. 100%)
3. Number, nominal value and type of the new shares:	a maximum of 2,000,000 registered common shares with a nominal value of CHF 0.03
4. Privileges of any class of shares:	The Additional A Common Shares do not grant any preferential rights.
5. Issue price:	The Board of Directors is authorized to set the issue price of the Additional A Common Shares.
6. Payment of issue price:	The issue price will be paid in cash by wire transfer.
7. Start of right to dividends:	The Additional A Common Share will be eligible to dividend payments as of their registration in the commercial register.
8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.
9. Transfer restrictions:	There are no transfer restrictions.

15.	Ordinary Capital Increase re Additional Financing B

Explanation: See agenda item 14.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 60,000 (i.e., via the issuance of a maximum of 2,000,000 fully paid-in registered common shares in the Company with a nominal value of CHF 0.03 each (the “Additional B Common Shares”)) and to issue these Additional B Common Shares at the following terms:

1. Total nominal value of the capital increase:	a maximum of CHF 60,000
2. Amount to pay in:	a maximum of CHF 60,000 (i.e. 100%)
3. Number, nominal value and type of the new shares:	a maximum of 2,000,000 registered common shares with a nominal value of CHF 0.03
4. Privileges of any class of shares:	The Additional B Common Shares do not grant any preferential rights.
5. Issue price:	The Board of Directors is authorized to set the issue price of the Additional B Common Shares.
6. Payment of issue price:	The issue price will be paid in cash by wire transfer.
7. Start of right to dividends:	The Additional B Common Share will be eligible to dividend payments as of their registration in the commercial register.
8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.
9. Transfer restrictions:	There are no transfer restrictions.

16.	Ordinary Capital Increase re Additional Financing C

Explanation: See agenda item 14.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 60,000 (i.e., via the issuance of a maximum of 2,000,000 fully paid-in registered common shares in the Company with a nominal value of CHF 0.03 each (the “Additional C Common Shares”)) and to issue these Additional C Common Shares at the following terms:

1. Total nominal value of the capital increase:	a maximum of CHF 60,000
2. Amount to pay in:	a maximum of CHF 60,000 (i.e. 100%)
3. Number, nominal value and type of the new shares:	a maximum of 2,000,000 registered common shares with a nominal value of CHF 0.03
4. Privileges of any class of shares:	The Additional C Common Shares do not grant any preferential rights.
5. Issue price:	The Board of Directors is authorized to set the issue price of the Additional C Common Shares.
6. Payment of issue price:	The issue price will be paid in cash by wire transfer.
7. Start of right to dividends:	The Additional C Common Share will be eligible to dividend payments as of their registration in the commercial register.
8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.
9. Transfer restrictions:	There are no transfer restrictions.

17.	Ordinary Capital Increase re Additional Financing D

Explanation: See agenda item 14.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 60,000 (i.e., via the issuance of a maximum of 2,000,000 fully paid-in registered common shares in the Company with a nominal value of CHF 0.03 each (the “Additional D Common Shares”)) and to issue these Additional D Common Shares at the following terms:

1. Total nominal value of the capital increase:	a maximum of CHF 60,000
2. Amount to pay in:	a maximum of CHF 60,000 (i.e. 100%)
3. Number, nominal value and type of the new shares:	a maximum of 2,000,000 registered common shares with a nominal value of CHF 0.03
4. Privileges of any class of shares:	The Additional D Common Shares do not grant any preferential rights.
5. Issue price:	The Board of Directors is authorized to set the issue price of the Additional D Common Shares.
6. Payment of issue price:	The issue price will be paid in cash by wire transfer.
7. Start of right to dividends:	The Additional D Common Share will be eligible to dividend payments as of their registration in the commercial register.
8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.
9. Transfer restrictions:	There are no transfer restrictions.

18.	Ordinary Capital Increase re Additional Financing E

Explanation: See agenda item 14.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 60,000 (i.e., via the issuance of a maximum of 2,000,000 fully paid-in registered common shares in the Company with a nominal value of CHF 0.03 each (the “Additional E Common Shares”)) and to issue these Additional E Common Shares at the following terms:

1. Total nominal value of the capital increase:	a maximum of CHF 60,000
2. Amount to pay in:	a maximum of CHF 60,000 (i.e. 100%)
3. Number, nominal value and type of the new shares:	a maximum of 2,000,000 registered common shares with a nominal value of CHF 0.03
4. Privileges of any class of shares:	The Additional E Common Shares do not grant any preferential rights.
5. Issue price:	The Board of Directors is authorized to set the issue price of the Additional B Common Shares.
6. Payment of issue price:	The issue price will be paid in cash by wire transfer.
7. Start of right to dividends:	The Additional E Common Share will be eligible to dividend payments as of their registration in the commercial register.
8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.
9. Transfer restrictions:	There are no transfer restrictions.

19.	Ordinary Capital Increase re Additional Preferred Shares

Explanation: Pursuant to the terms of the PIPE SPA, to obtain shareholder approval to authorize and subsequently reserve a number of registered preferred shares to enable the accredited investor to make additional investments of up to an aggregate of USD 10 million in the Company. Accordingly, the Company intends to make up to 1,500,000 registered preferred shares available as an initial step. It is understood that if the nominal value per share approved by the shareholders under agenda item 1 differs from the nominal value proposed below, the Board of Directors may proceed with this agenda item using the nominal value resolved under agenda item 1, while ensuring that the maximum number of shares to be issued remains unchanged.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 45,000 (i.e., via the issuance of a maximum of 1,500,000 fully paid-in registered preferred shares in the Company with a nominal value of CHF 0.03 each (the “New Preferred Shares”)) and to issue these New Preferred Shares at the following terms:

1. Total nominal value of the capital increase:	a maximum of CHF 45,000
2. Amount to pay in:	a maximum of CHF 45,000 (i.e. 100%)
3. Number, nominal value and type of the new shares:	a maximum of 1,500,000 registered common shares with a nominal value of CHF 0.03
4. Privileges of any class of shares:	The New Preferred Shares do grant preferential rights in accordance with the Company’s articles of association (the “Articles”).
5. Issue price:	The Board of Directors is authorized to set the issue price of the New Preferred Shares.
6. Payment of issue price:	The issue price will be paid in cash by wire transfer.
7. Start of right to dividends:	The New Preferred Shares will be eligible to dividend payments as of their registration in the commercial register.
8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.
9. Transfer restrictions:	There are no transfer restrictions.

*******

[voting instructions and appendices follow]

Voting Instructions:

Please note the following instructions with respect to the participation in the extraordinary shareholders’ meeting:

1.	Voting rights

Shareholders who are entered in the shareholder register maintained by our transfer Agent, VStock Transfer, LLC as of June 6, 11:59 pm CEST (recording date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to this extraordinary shareholders’ meeting.

During the period from June 7, 2025, until and including June 30, 2025, no entries of shares will be made in the shareholder register. Shareholders who sell part or all of their shares before this extraordinary shareholders’ meeting are no longer entitled to vote to that extent. They are asked to return or to exchange their voting material.

2.	Personal Participation or Representation

Shareholders are kindly requested to return to NLS Pharmaceutics Ltd., Alexander Zwyer (CEO) per postal mail (The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com) the attached registration form (Appendix 1) duly completed and signed latest until June 26, 2025 (received by 11:59 pm CEST).

3.	Representation

In the event that you do not intend to participate personally in this extraordinary shareholders’ meeting, you may be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland or a third party (who need not to be a shareholder). The respective power of attorney (proxy card) (“the Proxy Card”) is attached as Appendix 2.

The independent proxy will be physically present at this extraordinary shareholders’ meeting to vote on behalf of the shareholders who issued instructions to him. If the independent proxy cannot be present, the Board of Directors will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board of Directors. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated Proxy Card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on Proxy Voter Login and log-on using the control number provided in the Proxy Card). Voting instructions must be given no later than June 26, 2025 (received by 11:59 pm EST).

If you opt to be represented by a third party (who need not be a shareholder), the completed and wet ink signed Proxy Card should be sent directly to the address of your designated representative. Such designated representative may only cast your vote by providing the original wet ink signed Proxy Card at the extraordinary shareholders’ meeting which explicitly names the third party as your designated representative.

With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the extraordinary shareholders’ meeting.

Yours sincerely,

On behalf of the Board of Directors of NLS Pharmaceutics Ltd.

Ronald Hafner

Chairman of the Board of Directors

Appendices:

Appendix 1: Registration Form

Appendix 2: Proxy Card.

Appendix 1

REGISTRATION FORM
ANNUAL ORDINARY SHAREHOLDERS’ MEETING
NLS PHARMACEUTICS AG (CHE-447.067.367)

TO BE RETURNED TO NLS PHARMACEUTICS AG, DULY COMPLETED AND SIGNED AS PROVIDED IN THE INVITATION DATED June 6, 2024, LATEST BY June 26, 2025 (RECEIVED BY 11:59PM CET).

The annual ordinary shareholders’ meeting of NLS Pharmaceutics AG will be held as follows:

-	Date:	June 30, 2025

-	Doors open:	15:45 (CEST)

-	Meeting time:	16:00 (CEST)

-	Place:	At the premises of Baker McKenzie Switzerland AG,
Holbeinstrasse 30, 8034 Zurich, Switzerland

Select one of the two options:

☐	Yes, I will be personally present at the annual ordinary shareholders’ meeting of NLS Pharmaceutics AG; or

☐	No, I will be unable to attend the annual ordinary shareholders’ meeting of NLS Pharmaceutics AG personally and wish to give my power of attorney by completing the proxy form enclosed to and based on the instructions provided in the invitation dated June 6, 2025.

Date and place:

Name:

Signature:

*****

Appendix 2

Proxy Card

The Board recommends you vote FOR the following proposal(s): 1 through 13 1. The Board of Directors proposes to elect KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland, as independent proxy until the next annual ordinary shareholders' meeting. 2. The Board of Directors proposes the approval of the statutory financial statements of the Company for the business year 2024. 3. The Board of Directors proposes, based on an advisory vote, the approval of the compensation report for the business year 2024. 4. The Board of Directors proposes that the shareholders approve that the net loss of CHF - 16,071,618 for the business year 2024 is added to the loss brought forward of CHF - 36,155,056 resulting in a new balance of loss brought forward of CHF - 52,226,674. 5. The Board The Board of Directors proposes that the shareholders grant discharge to each member of the Board of Directors and of the Executive Management from liabilities for their activities for the business year 2024. 6a. Re - election of Ronald Hafner as Chairman of the Board of Directors for a term lasting until the next annual ordinary shareholders' meeting 6b. Re - election of Alexander Zwyer as member of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting. 6c. Re - election of Gian - Marco Rinaldi Diaz de la Cruz as member of the Board of Directors for a term lasting until the next annual ordinary shareholders' meeting. 6d. Re - election of Florence Allouche as member of the Board of Directors for a term lasting until the next annual ordinary shareholders' meeting. For Against Abstain Signature [PLEASE SIGN WITHIN BOX] Date HOUSEHOLDING ELECTION - Please indicate if you consent to receive certain future investor communications in a single package per household. X V53324 - P15332 THIS VOTING INSTRUCTION FORM IS VALID ONLY WHEN SIGNED AND DATED. PLEASE USE BLUE OR BLACK INK AND RETURN ONLY THE BOTTOM PORTION. CONTINUED ON THE REVERSE SIDE Please check this box if you plan to attend the Meeting and vote these shares in person. THIS IS A VOTING INSTRUCTION FORM. You are receiving this voting instruction form because you hold shares in the above Security . You have the right to vote on proposals being presented at the upcoming Annual General Meeting to be held on For Against Abstain 6e. Re - election of Samuel Olivier as member of the Board of Directors for a term lasting until the next annual ordinary shareholders' meeting. 7a. Re - election of Ronald Hafner as member of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders' meeting. 7b. Re - election of Gian - Marco Rinaldi Diaz de la Cruz as member of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders' meeting. 8. Re - election of Avanta Audit AG, Baar, as auditor of the Company for a term of office lasting until the next annual ordinary shareholder's meeting. 9. Approval of the maximum aggregate amount of CHF 200,000 for the fixed compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders' meeting. 10. Approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 220,000 for the compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders' meeting. 11. Approval of the maximum aggregate amount of CHF 444,000 for the fixed compensation of the members of the Executive Management for the financial year 2026. 12. Approval of the maximum aggregate amount of CHF 2,026,000 for the variable compensation of the members of the Executive Management for the financial year 2026. 13. Approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 991,000 (equity or equity linked instruments including all applicable social security contributions) for the members of the Executive Management for the financial year 2026. Yes No

X V53324 - P15332 For Against Abstain 14. The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 60,000 (i.e., via the issuance of a maximum of 2,000,000 fully paid - in registered common shares in the Company with a nominal value of CHF 0.03 each (the "Additional A Common Shares")) and to issue these Additional A Common Shares at the terms listed in the Invitation. 15. The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 60,000 (i.e., via the issuance of a maximum of 2,000,000 fully paid - in registered common shares in the Company with a nominal value of CHF 0.03 each (the "Additional B Common Shares")) and to issue these Additional b Common Shares at the terms listed in the Invitation. 16. The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 60,000 (i.e., via the issuance of a maximum of 2,000,000 fully paid - in registered common shares in the Company with a nominal value of CHF 0.03 each (the "Additional C Common Shares")) and to issue these Additional C Common Shares at the terms listed in the Invitation. 17. The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 60,000 (i.e., via the issuance of a maximum of 2,000,000 fully paid - in registered common shares in the Company with a nominal value of CHF 0.03 each (the "Additional D Common Shares")) and to issue these Additional D Common Shares at the terms listed in the Invitation. 18. The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 60,000 (i.e., via the issuance of a maximum of 2,000,000 fully paid - in registered common shares in the Company with a nominal value of CHF 0.03 each (the "Additional E Common Shares")) and to issue these Additional E Common Shares at the terms listed in the Invitation. 19. The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 45,000 (i.e., via the issuance of a maximum of 1,500,000 fully paid - in registered preferred shares in the Company with a nominal value of CHF 0.03 each (the "New Preferred Shares")) and to issue these New Preferred Shares at the terms listed in the Invitation. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. For Against Abstain